Exhibit 21.1

Exterran Partners, L.P. and Subsidiaries

Company Listing as of December 31, 2012

Company	Ownership	Incorporation

EXLP Finance Corp.	Wholly owned	Delaware
EXLP Leasing LLC	Wholly owned	Delaware
EXLP Operating LLC	Wholly owned	Delaware